BlackRock Dividend Income Trust ("BQY")

77D  Policies with respect to security investments

On June 4, 2013, the Board of BQY approved amendments to BQY's investment policy of investing, under normal market conditions, at least 80% of its assets in equity securities that are included in the Standard & Poor's Earnings and Dividend Quality Ranking System ("S&P U.S. Quality Rankings") or the Standard and Poor's International Quality Rankings System ("S&P International Quality Rankings") (together, "S&P Quality Rankings") that are rated at least B+ by Standard & Poor's(r), a division of The McGraw-Hill Companies, Inc. at time of investment. This investment policy has been amended to allow BQY to invest, under normal market conditions, at least 80% of its total assets in dividend paying equity securities.

On June 4, 2013, the Board of BQY also approved the removal of BQY's investment policy of investing, under normal market conditions, at least 40% of its assets in equity securities of non-U.S. issuers.

The foregoing investment policy amendments went into effect on August 13, 2013.